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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                               12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


     Form 20-F       X                                      Form 40-F
                   -----                                               -----

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


    Yes                                                      No     X
          -----                                                   -----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF APRIL 2001


        Filed with this Form 6-K are the following:

               - Press release of Celestica Inc. dated April 18, 2001, announcing financial results for the first quarter ended March 31, 2001, the text of which is attached hereto as
                      Exhibit 99.1 and is incorporated herein by reference. EXHIBIT

        99.1   -      Press Release dated April 18, 2001


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                                          CELESTICA INC.




Date: April 18, 2001                    BY:  /s/ Elizabeth DelBianco
                                             ----------------------------------
                                        Name: Elizabeth DelBianco
                                        Title: Vice President & General Counsel


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                                  EXHIBIT INDEX


  EXHIBIT              DESCRIPTION                         SEQUENTIAL PAGE NO.

    99.1               Press Release dated April 18, 2001            5



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